                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           _______________________

                                  FORM 11-K

                           _______________________


(Mark One)

                [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 1997

                                      OR


                [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3863

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                Harris Corporation Union Retirement Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Harris Corporation
                                1025 W. NASA Blvd.
                                Melbourne, Florida 32919

                             HARRIS CORPORATION
                            UNION RETIREMENT PLAN

                            Financial Statements

                                June 30, 1997

HARRIS CORPORATION UNION RETIREMENT PLAN

Table of Contents

June 30, 1997                                                            PAGE
-----------------------------------------------------------------------------





INDEPENDENT AUDITOR'S REPORT................................................1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits.........................2-5

  Statement of Changes in Net Assets Available for Benefits...............6-7

  Notes to Financial Statements..........................................8-11

[LOGO] BRAY, BECK & KOETTER
       CERTIFIED PUBLIC ACCOUNTANTS, P.A.


                                            410 Indian River Avenue, Suite A
                                                        Post Office Box 6583
                                              Titusville, Florida 32782-6583
                                                              (407) 269-0732
                                                          FAX (407) 264-0925

                                           39 South Atlantic Avenue, Suite A
                                                      Post Office Box 321057
                                             Cocoa Beach, Florida 32932-1057
                                                              (407) 783-8321
                                                          FAX (407) 799-0925

                                                 1901 South Harbor City Blvd
                                                 One Harbor Place Suite 500A
                                                         Post Office Box 249
                                               Melbourne, Florida 32902-0249
                                                              (407) 676-1440
                                                          FAX (407) 984-8018



                         INDEPENDENT AUDITOR'S REPORT

Investment Committee
Harris Corporation Union Retirement Plan
Melbourne, Florida

We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Union Retirement Plan (the "Plan") as of June 30, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended June 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1997 and 1996, and the changes in its net assets available for benefits for the year ended June 30, 1997, in conformity with generally accepted accounting principles.

/s/ Bray, Beck & Koetter
Melbourne, Florida
October 10, 1997

                             FINANCIAL STATEMENTS

HARRIS CORPORATION UNION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

June 30, 1997 and 1996

--------------------------------------------------------------------------------



                                                                             June 30, 1997
                                              -----------------------------------------------------------------------
                                                                                          Money            Equity
                                                Balanced          Short-Term              Market           Income
                                                Fund              Bond Fund               Fund             Fund
                                              -----------         -----------         -----------         -----------

ASSETS
INVESTMENTS (Note 3):
    Plan interest in Harris
      Corporation Master Trust                $21,677,882         $ 9,612,177         $   316,164         $ 8,336,928
    Participant loans                                --                  --                  --                  --
                                              -----------         -----------         -----------         -----------

      Total investments                        21,677,882           9,612,177             316,164           8,336,928

RECEIVABLES:
    Contributions receivable from
      Harris Corporation                        1,532,194                --                  --                  --
    Accrued interest and dividends                 95,066             114,090               2,276              23,435
    Securities sold                               130,923             662,498                --                 1,005
                                              -----------         -----------         -----------         -----------

      Total receivables                         1,758,183             776,588               2,276              24,440

CASH AND CASH EQUIVALENTS (Note 2)                216,538             102,182              16,783             359,803
                                              -----------         -----------         -----------         -----------

      Total assets                             23,652,603          10,490,947             335,223           8,721,171

LIABILITIES

Accrued expenses                                   10,580               2,817                 338                 315
Securities purchased                              203,305             257,767              26,515              22,889
Outstanding options                                61,405                --                  --                  --
                                              -----------         -----------         -----------         -----------

      Total liabilities                           275,290             260,584              26,853              23,204
                                              -----------         -----------         -----------         -----------

NET ASSETS AVAILABLE FOR BENEFITS             $23,377,313         $10,230,363         $   308,370         $ 8,697,967
                                              ===========         ===========         ===========         ===========


                    ----------------------------------------------------------------------------------------------------------------
                        Equity              Stable                               Harris
                        Index               Value              Growth            Corporation          Loan
                        Fund                Fund                Fund             Stock Fund            Fund                 Total
                    ------------         -----------         -----------         -----------         ----------          -----------



                    $  3,477,539         $ 6,399,698         $ 3,004,508         $ 1,151,030         $      --           $53,975,926
                            --                  --                  --                  --             1,862,671           1,862,671
                    ------------         -----------         -----------         -----------         ----------          -----------

                       3,477,539           6,399,698           3,004,508           1,151,030           1,862,671          55,838,597



                            --                  --                  --                  --                  --             1,532,194
                              53              35,799               1,604                 165                --               272,488
                            --                    62               6,128               5,167                --               805,783
                    ------------         -----------         -----------         -----------         ----------          -----------

                              53              35,861               7,732               5,332                --             2,610,465

                         114,442             226,889              48,057              33,684                --             1,118,378
                    ------------         -----------         -----------         -----------         ----------          -----------


                       3,592,034           6,662,448           3,060,297           1,190,046           1,862,671          59,567,440



                             166               1,938               2,429                --                  --                18,583
                            --                  --                 6,440              33,345                --               550,261
                            --                  --                  --                  --                  --                61,405
                    ------------         -----------         -----------         -----------         ----------          -----------


                             166               1,938               8,869              33,345                --               630,249
                    ------------         -----------         -----------         -----------         ----------          -----------

                    $  3,591,868         $ 6,660,510         $ 3,051,428         $ 1,156,701         $ 1,862,671         $58,937,191
                    ============         ===========         ===========         ===========         ===========         ===========









Continued

HARRIS CORPORATION UNION RETIREMENT PLAN

June 30, 1997 and 1996

--------------------------------------------------------------------------------



                                                                              June 30, 1996
                                               -----------------------------------------------------------------------
                                                                                          Money               Equity
                                                Balanced           Short-Term             Market              Income
                                                  Fund              Bond Fund             Fund                 Fund
                                               -----------         -----------         -----------         -----------

ASSETS
INVESTMENTS (NOTE 3):
    Plan interest in Harris
      Corporation Master Trust                 $16,390,846         $10,317,935         $     4,803         $ 5,468,465
    Participant loans                                 --                  --                  --                  --
                                               -----------         -----------         -----------         -----------

      Total investments                         16,390,846          10,317,935               4,803           5,468,465

RECEIVABLES:
    Contributions receivable from
      Harris Corporation                         1,444,426                --                  --                  --
    Accrued interest and dividends                  83,306             111,454                 612              21,195
    Securities sold                                138,790                --                  --                 5,951
                                               -----------         -----------         -----------         -----------

      Total receivables                          1,666,522             111,454                 612              27,146

CASH AND CASH EQUIVALENTS (NOTE 2)                 203,510             113,845             133,138             522,546
                                               -----------         -----------         -----------         -----------

      Total assets                              18,260,878          10,543,234             138,553           6,018,157

LIABILITIES

Accrued expenses                                     1,442                --                  --                  --
Securities purchased                               217,361             153,066                --                40,045
                                               -----------         -----------         -----------         -----------

      Total liabilities                            218,803             153,066                --                40,045
                                               -----------         -----------         -----------         -----------

NET ASSETS AVAILABLE FOR BENEFITS              $18,042,075         $10,390,168         $   138,553         $ 5,978,112
                                               ===========         ===========         ===========         ===========






See accompanying notes to financial statements.

-------------------------------------------------------------------------------

    Equity              Stable                              Harris
    Index               Value              Growth           Corporation            Loan
    Fund                Fund               Fund             Stock Fund             Fund                Total
-----------         -----------         -----------         -----------         -----------         -----------

$ 1,664,315         $ 5,631,649         $ 2,689,978         $   594,685         $      --           $42,762,676
       --                  --                  --                  --             1,378,738           1,378,738
-----------         -----------         -----------         -----------         -----------         -----------

  1,664,315           5,631,649           2,689,978             594,685           1,378,738          44,141,414



       --                  --                  --                  --                  --             1,444,426
      2,517              30,071               1,373                  95                --               250,623
        143                --                 3,174                --                  --               148,058
-----------         -----------         -----------         -----------         -----------         -----------

      2,660              30,071               4,547                  95                --             1,843,107

     52,373              24,381              34,432              14,247                --             1,098,472
-----------         -----------         -----------         -----------         -----------         -----------

  1,719,348           5,686,101           2,728,957             609,027           1,378,738          47,082,993



      2,575                --                  --                  --                  --                 4,017
       --                  --                 5,241                --                  --               415,713
-----------         -----------         -----------         -----------         -----------         -----------

      2,575                --                 5,241                --                  --               419,730
-----------         -----------         -----------         -----------         -----------         -----------

$ 1,716,773         $ 5,686,101         $ 2,723,716         $   609,027         $ 1,378,738         $46,663,263
===========         ===========         ===========         ===========         ===========         ===========




HARRIS CORPORATION UNION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 1997

--------------------------------------------------------------------------------



                                                                                                         Money             Equity
                                                               Balanced           Short-Term             Market            Income
                                                                  Fund            Bond Fund              Fund               Fund
                                                             ------------        ------------        ------------       ------------

INCREASES:
    Plan interest in Harris Corporation
      Master Trust investment income                         $  3,545,199        $    649,639        $     10,151       $  1,808,091
    Interest income                                                  --                  --                  --                 --
    Cash contributions from Harris
      Corporation under profit-
      sharing program                                           1,532,194                --                  --                 --
    Cash contributions under
      deferred income program:
         From Harris Corporation                                  373,796             431,021               7,302            305,855
         From plan participants                                   933,272             581,831              28,523            663,712
                                                             ------------        ------------        ------------       ------------

                                                                6,384,461           1,662,491              45,976          2,777,658

NET PARTICIPANTS' TRANSFERS
    BETWEEN FUNDS                                                (252,299)         (1,284,399)            165,105            366,541

DECREASES:
    Benefits paid directly to
      participants                                                718,737             508,464              40,422            334,400
    Administrative expenses                                        78,187              29,433                 842             89,944
                                                             ------------        ------------        ------------       ------------

                                                                  796,924             537,897              41,264            424,344
                                                             ------------        ------------        ------------       ------------

NET INCREASE IN NET
    ASSETS AVAILABLE FOR BENEFITS                               5,335,238            (159,805)            169,817          2,719,855

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                          18,042,075          10,390,168             138,553          5,978,112
                                                             ------------        ------------        ------------       ------------

    END OF YEAR                                              $ 23,377,313        $ 10,230,363        $    308,370       $  8,697,967
                                                             ============        ============        ============       ============







See accompanying notes to financial statements.

--------------------------------------------------------------------------------



   Equity               Stable                                Harris
   Index                Value               Growth            Corporation            Loan
   Fund                 Fund                Fund              Stock Fund             Fund                Total
-----------         -----------         -----------          -----------          -----------         -----------

$   785,145         $   387,206         $   362,350          $   292,830          $      --           $ 7,840,611
       --                  --                  --                   --                118,140             118,140


       --                  --                  --                   --                   --             1,532,194


    166,535             216,043             158,488              186,866                 --             1,845,906
    311,972             505,184             300,420              106,422                 --             3,431,336
-----------         -----------         -----------          -----------          -----------         -----------

  1,263,652           1,108,433             821,258              586,118              118,140          14,768,187


    644,118             457,699            (464,650)             (27,803)             395,688                --



     30,053             580,583              17,399               10,641               29,895           2,270,594
      2,622              11,140              11,497                 --                   --               223,665
-----------         -----------         -----------          -----------          -----------         -----------

     32,675             591,723              28,896               10,641               29,895           2,494,259
-----------         -----------         -----------          -----------          -----------         -----------


  1,875,095             974,409             327,712              547,674              483,933          12,273,928


  1,716,773           5,686,101           2,723,716              609,027            1,378,738          46,663,263
-----------         -----------         -----------          -----------          -----------         -----------

$ 3,591,868         $ 6,660,510         $ 3,051,428          $ 1,156,701          $ 1,862,671         $58,937,191
===========         ===========         ===========          ===========          ===========         ===========





HARRIS CORPORATION UNION RETIREMENT PLAN

Notes to Financial Statements

June 30, 1997 and 1996

-------------------------------------------------------------------------------



1.  DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES

    The Harris Corporation Union Retirement Plan includes all domestic employees of Harris Corporation covered by a collective bargaining agreement.

    The Harris Corporation Union Retirement Plan and the Harris Corporation Retirement Plan share a common Profit-Sharing Program and Deferred Income Savings Program. The Corporation's annual contribution to the Balanced Fund under the Profit-Sharing Program is equal to 11.5% of the Corporation's adjusted and consolidated net income as defined under the plan documents, plus any discretionary amount determined by the Board of Directors of the Corporation. The Profit-Sharing contribution is allocated, in the subsequent Plan year, among participating employees' individual account balances based on eligible compensation. The Deferred Income Savings Program was designed to take advantage of Internal Revenue Code Section 401(k). Under the Deferred Income Savings Program, participants may contribute up to 12% of their regular eligible compensation to the Plan in 1% increments. The contributions can be in pre-tax or after-tax dollars at the participant's election. The employer contributes a matching amount equal to 100% of the participant's contributions, to a maximum of 6.857% of eligible compensation. Participants become eligible to receive allocations under the Profit-Sharing Program and matching contributions under the Deferred Income Savings Program after completing one year of credited service. Participants are eligible to make elective contributions on a pre-tax or after-tax basis during the first year of service.

    Distributions from the Plan can be made in the event of death, disability, termination of employment or financial hardship.

    The loan program permits employees to borrow against their 401(k) plan contributions. Employees may borrow in increments of $100 from a minimum of $500 to a maximum of $50,000, within certain limitations established by the Plan. Payback periods range from one to 4 1/2 years at the option of the participant. Interest rates are established by the Corporation based on market rates. The outstanding loans have been established as a separate fund. Principal and interest paid on the loans are allocated to the funds consistent with the allocation of their 401(k) plan contributions.

    A participant's right to profit-sharing funds and employer matched deferred income contributions becomes vested using a formula based upon service, with 30% vesting after three years of credited service, an additional 10% vesting for the fourth year, and an additional 20% vesting for each of the three following years of credited service. At the time of retirement, death, or termination of employment, a participant's vested share of the Plan assets, net of any participant loans outstanding, becomes distributable in a lump-sum payment or through installments over a period of time as requested by the participant and approved by the Corporate Administrative Committee.

    A participant who terminates employment for reasons other than retirement or other specified circumstances and is not 100% vested, will forfeit the non-vested portion of the Corporation's contributions unless the participant returns to employment within five years. The forfeited contributions reduce the cash contributions from the Corporation.

HARRIS CORPORATION UNION RETIREMENT PLAN

Notes to Financial Statements

June 30, 1997 and 1996

-------------------------------------------------------------------------------



1. DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

   In the event of termination of the Plan, the net assets of the Plan are to be converted into cash and distributed in a lump sum to each participant or beneficiary of a deceased participant based upon their beneficial interest in the Plan, net of any participant loans outstanding.

   Upon enrollment into the Plan, a participant may direct employer and employee contributions in any of eight investment options. The investment options are fully described in the "Employer Summary Plan Description". Elections to change funds can be made once every month; however, amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Short-Term Bond Fund or the Money Market Fund.

   The accounting records of the Plan are maintained on the accrual basis.

   The fair value of the Plan's interest in the Harris Corporation Master Trust (the "Master Trust") is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distribution and allocated administrative expenses. Quoted market prices are used, when available, to value investments in the Master Trust. Investments for which a quoted market value is not available are stated at fair values reported by the trustee or investee company. Investments in unallocated insurance contracts are stated at contract value. Participant loans are stated at cost.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments represents the sum of the unrealized appreciation or depreciation in aggregate fair value of investments and the realized gain or loss on sale of investments.

   Unless otherwise elected by Harris Corporation, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Trust fund. In both fiscal 1997 and 1996, Harris Corporation elected to pay administrative expenses such as legal fees, tax counsel and accounting fees. Trustee, investment manager fees and certain administrative expenses were paid by the Plan.

   The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. TRANSACTIONS WITH PARTIES-IN-INTEREST

   Under Department of Labor regulations for reporting and disclosure, an employee benefit plan is required to report investment transactions and compensation paid to a "party-in-interest".

   The term "party-in-interest" is broadly defined but would include Harris Corporation as the Plan Sponsor; Bankers Trust Company as Trustee; and any person or corporation that renders services to the Plan.

HARRIS CORPORATION UNION RETIREMENT PLAN

Notes to Financial Statements

June 30, 1997 and 1996

-------------------------------------------------------------------------------



2. TRANSACTIONS WITH PARTIES-IN-INTEREST, CONTINUED

   Included in cash and cash equivalents at June 30, 1997 and 1996 are 1,118,378 and 858,738 shares, respectively, of BT Pyramid Directed Account Cash Fund, with a fair value of $1,118,378 and $858,738, respectively. Investments of the Master Trust include 48,102 shares of Bankers Trust Small Capitalization Fund with a fair value of $27,568,416 at June 30, 1996.

   At June 30, 1997 and 1996, 306,916 and 222,053 shares with a fair market value of $25,780,944 and $13,545,233, respectively, of Harris
   Corporation common stock were included in investments of the Harris Corporation Master Trust.

3. INTEREST IN HARRIS CORPORATION MASTER TRUST

   The Harris Corporation Master Trust was established for the investment of assets of the Plan and the Harris Corporation Retirement Plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Bankers Trust Company. At June 30, 1997 and 1996, the Plan's interest in the net assets of the Master Trust was approximately 2.76% and 2.67%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

   Investments of the Master Trust are as follows:

                                                               1997             1996
                                                         ---------------  ---------------

   Fair value as determined by quoted market prices:
        U.S. government securities                       $   193,034,127  $   238,229,856
        Corporate debt securities                            230,525,352      128,320,993
        Foreign debt securities                               10,191,484       17,869,790
        Corporate equity securities                          787,014,217      625,099,108
        Morgan Stanley International Magnum Fund              60,206,396       50,021,031
        Bankers Trust Pyramid Small Capitalization Fund             --         27,568,416
        Wells Fargo Bank Index Fund                          316,512,010      174,934,990
        Putnam New Opportunities Fund                         94,828,345      114,490,640
                                                          --------------   --------------

                                                           1,692,311,931    1,376,534,824

   Fair value as determined by investee company:
        J.P. Morgan Real Estate Fund                          32,065,098       29,203,028

   Contract value:
        Unallocated insurance contracts                      205,927,404      196,103,471
                                                          --------------   --------------

                                                          $1,930,304,433   $1,601,841,323
                                                          ==============   ==============


HARRIS CORPORATION UNION RETIREMENT PLAN

Notes to Financial Statements

June 30, 1997 and 1996

--------------------------------------------------------------------------------



3.  INTEREST IN HARRIS CORPORATION MASTER TRUST, CONTINUED

    Investment income of the Master Trust for the year ended June 30, 1997 is as follows:

    Net appreciation (depreciation) in fair value as
       determined by quoted market price:
           U.S. government securities                                  $   3,056,900
           Corporate debt securities                                         563,844
           Foreign debt securities                                         1,056,480
           Corporate equity securities                                   185,055,922
           Morgan Stanley International Magnum Fund                        9,385,047
           Bankers Trust Pyramid Small Capitalization Fund                (5,459,509)
           Wells Fargo Bank Index Fund                                    68,798,654
           Putnam New Opportunities Fund                                   3,539,599
                                                                       -------------

                                                                         265,996,937

    Net appreciation (depreciation) in fair value as
       determined by investee company:
           J.P. Morgan Real Estate Fund                                      666,887
                                                                        -------------
                                                                         266,663,824

Interest and dividends                                                    64,503,167
                                                                       -------------

                                                                       $ 331,166,991
                                                                       =============

4.  INCOME TAX STATUS

    The plan obtained its latest determination letter on February 3, 1995, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the plan was qualified and the related trust was tax-exempt as of the financial statement date.

                                  SIGNATURES


The Harris Coporation Union Retirement Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.



                                             Harris Corporation
                                             Union Retirement Plan


                                             /s/ Edward T. Golitko
                                             -------------------------
                                             Edward T. Golitko
                                             Plan Administrator


Date: December 17, 1996